Exhibit 21
LIST OF SUBSIDIARIES OF
DIRECTED ELECTRONICS, INC.

Name Of Subsidiary	State/County of Incorporation
DEI Sales, Inc.	Florida
DEI Headquarters, Inc.	Florida
DEI International, Inc.	Florida
Polk Holding Corp.	Maryland
Polk Audio, Inc. (1)	Maryland
Britannia Investment Corporation (2)	Delaware
Directed Electronics Hong Kong Limited (3)	Hong Kong
DEI China Holding, Limited (3)	Hong Kong
Directed Electronics China Ltd. (4)	Peoples Republic of China
Directed Electronics Canada, Inc. (3)	Canada
4366859 Canada, Inc. (3)	Canada
Trilogix Electronic Systems, Inc. (3)	Canada

(1)	Wholly owned subsidiary of Polk Holding Corp.

(2)	Wholly owned subsidiary of Polk Audio, Inc.

(3)	Wholly owned subsidiary of DEI International, Inc.

(4)	Wholly owned subsidiary of DEI China Holding, Limited